July 11, 2019

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Amendment No. 6 to
           Draft Registration Statement on Form F-1
           Submitted July 2, 2019
           CIK No. 0001619544

Dear Mr. Sun:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form F-1 Submitted July 2, 2019

Cover Page

1. We note your revisions that your authorized share capital will be divided into Class A and
       Class B ordinary shares immediately before your offering and that Class B ordinary shares will have different voting rights than Class A ordinary shares. In order to briefly describe the securities being offered please revise your prospectus cover page to compare the voting rights of both classes of ordinary shares. Please also quantify Mr. Sun's voting power after your offering, if material. Refer to Item 501(b)(2) of Regulation S-K for guidance.
 Lei Sun
9F Inc.
July 11, 2019
Page 2
Prospectus Summary, page 1

2. Please revise your Prospectus Summary to outline the terms of your dual-class share structure and disclose the material implications therefrom. For example, please disclose that Class B holders will have a greater ability to influence corporate governance matters, such as electing directors and approving material mergers, acquisitions or other business combination transactions, and that Class B holders may take actions that are not in the best interest of your company or your other shareholders, such as investors in this offering. Please also disclose whether you will be a controlled company following this offering under the applicable listing standard and if you will be eligible to rely on any exceptions to this definition. Please further disclose, if true, that Mr. Sun and/or the holders of your Class B ordinary shares in aggregate will have the ability to control the outcome of all corporate governance matters so long as they retain a minority position of your total outstanding share capital in Class B shares, quantifying this minimum percentage. Refer to Instruction to paragraph 503(a) of Regulation S-K for guidance.
Description of Share Capital, page 244

3. Please revise this section to reflect your revisions elsewhere, including on page 16, that immediately prior to the completion of your offering you will re-designate your existing ordinary shares as Class B ordinary shares and your outstanding preferred shares as Class
       A ordinary shares. Please also disclose whether the Class B shares are transferable and address the material implications for holders of Class A ordinary shares, including investors in this offering.
4. Please revise to address all material implications for investors from your proposed dual-
       class structure of your ordinary shares, for example, the ability to request a meeting of shareholders or to constitute a quorum at such a meeting.
        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                             Sincerely,
FirstName LastNameLei Sun
                                                             Division of
Corporation Finance
Comapany Name9F Inc.
                                                             Office of
Financial Services
July 11, 2019 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName